July 18, 2011

VIA EDGAR

Re: China Security & Surveillance Technology, Inc.

Schedule 13E-3
Filed on July 8, 2011
File No. 005-80530

Preliminary Proxy Statement on Schedule
14A
Filed on July 8, 2011
File No. 001-33774

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of China Security & Surveillance Technology, Inc., a Delaware corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 14, 2011 to Mr. Guoshen Tu, chief executive officer of the Company, with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-80530 (the “Schedule 13E-3 Amendment”), and the Revised Preliminary Proxy Statement on Schedule 14A, File No. 001-33774 (the “Preliminary Proxy Statement Amendment”), both filed on July 8, 2011 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses to comments on the Schedule 13E-3 Amendment are references to the page numbers in the Amendment No. 2 to the Schedule 13E-3 (the “Second Schedule 13E-3 Amendment”) filed concurrently with the submission of this letter, and all references to page numbers in the responses to comments on the Preliminary Proxy Statement Amendment are references to page numbers in the second Revised Preliminary Proxy Statement (the “Second Preliminary Proxy Statement Amendment”) filed concurrently with the submission of this letter. In addition, marked copies of the Second Schedule 13E-3 Amendment and the Second Preliminary Proxy Statement Amendment showing changes between the Second Schedule 13E-3 Amendment and the Schedule 13E-3 Amendment and between the Second Preliminary Proxy Statement Amendment and the Preliminary Proxy Statement Amendment are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Second Preliminary Proxy Statement Amendment.

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Intelligent One Limited, Whitehorse Technology Limited, Rightmark Holdings Limited, Rightmark Merger Sub Limited, Guoshen Tu, Wing Khai Yap (Terence), Lizhong Wang, Zhongxin Xie, Lingfeng Xiong, Li Fang, Ying Zhang, Zhiming Wu, Daobin Sang, Guohui Cao, Po Kwai Chow, Yang Zhao, Yujuan Guan, Zhuo Gong, Xihong Dai, Qiaomin Wu, Kaicheng Cheng, Lei Wang, Xiaosheng Tong, or Imperial Capital, LLC, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Second Schedule 13E-3 Amendment and the Second Preliminary Proxy Statement Amendment in response to the Staff’s comments.

* * *

Revised Preliminary Proxy Statement on Schedule 14A

Recommendation of Our Board of Directors and Special Committee ... , page 31

l.	We note your response to prior comment 18. We continue to believe that the third through sixth points on page 32 should be addressed with more specificity. If you retain these points, please disclose how such factors as "knowledge," "challenges," "economic conditions" and "future financial performance" led your special committee and board of directors to conclude that the transaction is substantively and procedurally fair to unaffiliated security holders. See Question 21 in SEC Release No. 34-17719 (April 13, 1981).

In response to the Staff’s comment, the four bullet points referenced above have been revised and moved on page 32 of the Second Preliminary Proxy Statement Amendment. Please note that while these factors did not in themselves lead to the conclusion that the transaction is substantively and procedurally fair to unaffiliated security holders, they were important factors of which the Special Committee had knowledge at the time the transaction was approved by the Special Committee, and therefore are a proper topic of disclosure to security holders of the Company.

2.	We note your response to prior comment 19 and continue to question how the board of directors and the special committee determined that Mr. Tu's unwillingness to consider any other transaction indicates that the transaction is fair to unaffiliated security holders. Please provide additional detail regarding the deliberations on this point.

The Company agrees with the Staff that Mr. Tu’s unwillingness to consider any other transaction does not by itself indicate that the transaction is fair to unaffiliated securities holders. Such factor is an important data point considered by the Special Committee and the Company’s board of directors in considering and evaluating the transaction. In response to the Staff’s comment, the Preliminary Proxy Statement Amendment has been amended. Please refer to page 33 of the Second Preliminary Proxy Statement Amendment.

3.

We note your response to prior comment 20. Given that substantially all of your assets and operations appear to be located in China, when discussing appraisal rights, please include appropriate disclosure discussing any risks related to the ability of security holders to enforce judgments against you and your directors and officers. Please also discuss any treaties or reciprocity between the U.S. and China and the extent to which you have assets available in the U.S. that may be used to satisfy any liabilities you may incur.

In response to the Staff’s comment, the Preliminary Proxy Statement Amendment has been amended. Please refer to page 84 of the Second Preliminary Proxy Statement Amendment.

4.

We note your response to prior comment 21. Our comment addressed what is now the third bullet point on the bottom half of page 36, which reads: "the risk of loss of opportunity to enter into a transaction with the Tu Parties in the event of a failure to execute a binding merger agreement…" Please clarify how the special committee and the board of directors considered that a potential inability to enter into the transaction would be a negative factor when evaluating the transaction.

The Company agrees with the Staff that the risk of loss of opportunity to enter into a transaction with the Tu Parties is not by itself necessarily a negative factor (nor a positive factor). That risk was nonetheless an important data point considered by the Special Committee and the Company’s board of directors in considering and evaluating the transaction. In response to the Staff’s comment, the Preliminary Proxy Statement Amendment has been amended. Please refer to pages 36 and 37 of the Second Preliminary Proxy Statement Amendment.

Debt Financing, page 52

5.	You disclose that you have entered into a facility agreement with CDB, but the agreement on file appears to be undated and unexecuted. Please advise.

In response to the Staff’s comment, a dated and executed version of the facility agreement with CDB has been filed as Exhibit (b)(1) to the Second Schedule 13E-3 Amendment.

Information Concerning Nominees and Incumbent Directors and Executive Officers, page 90

6.	We note your response to prior comment 1. Please disclose in your proxy statement the citizenship of Mr. Li, Mr. Mak and Mr. Shiver.

In response to the Staff’s comment, the Preliminary Proxy Statement Amendment has been amended. Please refer to pages 90 and 91 of the Second Preliminary Proxy Statement Amendment.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2978-8082.

Very truly yours,

By: /s/ Gregory D. Puff

       Name: Gregory D. Puff